Reliance
Industries Limited

RECEIVED
2008 JUN 10 A 5:07
OFFICE OF INTERNATI... CORPORATE FINANCE

[redacted]

08003112

June 5, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Reg 13(6) of Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992	June 5, 2008	Disclosure in terms of Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regualtions, 1992.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

PROCESSED
JUN 11 2008
THOMSON REUTERS

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Reliance
Industries Limited

RECEIVED
2008 JUN 10 A 5: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 5, 2008

National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

Scrip Code : Reliance

Dear Sirs,

Disclosure under in terms of Regulations 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992

We have received a disclosure under Regulation 13(3) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 on May 30, 2008 from Life Insurance Corporation of India, acquirer, in respect of acquisition of 84,000 equity shares of Rs. 10 each of the Company by way of Market purchase.

The said disclosure is submitted under Regulation 13(6) of the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992.

Kindly acknowledge receipt.

Thanking You,

Yours faithfully,
For **Reliance Industries Limited,**

S. Sudhakar
Vice President – Corporate Secretarial

Encl.: a/a

Copy to: The Luxembourg Stock Exchange

FORM C

Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 1992 (Regulation 13 (3) and (6)

Regulation 13(3) - Details of change in shareholding in respect of persons holding more than 5% shares in a listed Company - RELIANCE INDUSTRIES.

Name & Address of the Shareholder	LIFE INSURANCE CORPORATION OF INDIA, Central Office, Yogakshema, Mumbai- 400021.
Shareholding prior to acquisition/ sale	72603325 & 4.99%
No. & % of Shares/voting rights acquired/sold	84000& 0.01%
Receipt of allotment advice/acquisition of shares/sale of shares specify	26/05/2008
Date of intimation to company	27/05/2008
Mode of acquisition on market purchase/public/rights/preferential offer etc.	MARKET BUY
No.& % of shares/voting rights post-acquisition/sale	72687325& 5.00%
Trading member through whom the trade was executed with SEBI Registration No. of the TM	VARIOUS BROKERS
Exchange on which the trade was executed	NSE & BSE
Buy Quantity/BONUS SHARES	84000 SHARES
Buy Value	RS. 212,829,060.60
Sell Quantity	NA
Sell Value	NA

Ashutosh

(Authorised Signatories)

Reliance
Industries Limited

June 5, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Reg 7(3) of Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997	June 5, 2008	Disclosure in terms of Regulation 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regualtions, 1997.

Thanking you,

Yours faithfully,
For Reliance Industries Limited

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

June 5, 2008

National Stock Exchange of India Limited
Exchange Plaza
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Scrip Code : 500325

Bombay Stock Exchange Limited
1st Floor, New Trading Ring
Rotunda Building, P.J. Towers
Dalal Street, Fort
Mumbai 400 001

Scrip Code : Reliance

Dear Sirs,

Disclosure under in terms of Regulations 7(3) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997

We have received a disclosure under Regulation 7(1) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997 ("the Regulations") on May 30, 2008 from Life Insurance Corporation of India, acquirer, in respect of acquisition of 84,000 equity shares of Rs. 10 each of the Company by way of Market purchase.

The requisite disclosure under Regulation 7(3) of the Regulations is enclosed in the prescribed format.

Kindly acknowledge receipt.

Thanking You,

Yours faithfully,
For **Reliance Industries Limited**,

S. Sudhakar
Vice President – Corporate Secretarial

Encl.: a/a

Copy to: The Luxembourg Stock Exchange

FORMAT FOR INFORMING DETAILS OF ACQUISITION TO STOCK EXCHANGES BY TARGET COMPANY, IN TERMS OF REGULATION 7(3)

Name of Target Company	Reliance Industries Limited				
Date of Reporting	June 5, 2008				
Name of Stock Exchanges where shares of reporting Company are listed	Bombay Stock Exchange Limited National Stock Exchange of India Limited				
	Details of acquisition as informed u/r 7(1)				
Name of Acquirer(s)	Date of Acquisition/ date of receipt of intimation of allotment by acquirer	Mode of Acquisition (market purchase/ inter setransfer/ public/ rights/ preferential offer etc.)	No. & % of shares/ voting rights acquired	shareholding of acquirers stated at (A) before acquisition (In terms of No.& % of shares/ VRs)	shareholding of acquirers stated at (A) after acquisition (In terms of No.& % of shares/ VRs)
(A)	(B)	(C)	(D)	(E)	(F)
Life Insurance Corporation of India	May 26, 2008	Market purchase	84,000 & 0.005779%	726,03,325 & 4.994558%	726,87,325 & 5.000337%

Signature of the Authorised Signatory

Place: Mumbai
Date: June 5, 2008

Reliance
Industries Limited

RECEIVED
2008 JUN 10 A 5:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 6, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward the following document filed with the domestic stock exchanges, for your information and record :-

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1	Clause 36	June 06, 2008	Media Holding Statement issued by the Company regarding a fire in a section of the LLDPE Plant No.2 at the Company's Nagothane Petrochemical manufacturing facility.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

RECEIVED
2008 JUN 10 A 5:09
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 6, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Scrip Code: 500325
Fax No.2272 2037 / 2272 3719

The Manager, Listing Department
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 054

Trading Symbol: 'RELIANCE EQ'
Fax No.2659 8237 / 38

Dear Sirs,

Sub : Media Holding Statement

We wish to inform you that there was a fire broke out today in a section of the LLDPE Plant No.2 at the Company's Nagothane Petrochemical manufacturing facility.

A Media Holding Statement issued by the Company, in this connection, is attached for your information.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Copy to:
The Luxembourg Stock Exchange
Societe de la Bourse de Luxembourg
SA 11, Avenue de la Porte-Neuve
BP 165, L – 2011
Luxembourg

Encl: a/a

MEDIA HOLDING STATEMENT – NAGOTHANE INCIDENT

At approximately 1120 am today a fire broke out in a section of the LLDPE plant no 2 at the company 's Nagothane petrochemical manufacturing facility.

The plant was shutdown on June 5th for routine maintenance when the unfortunate incident took place. While the exact extent of the damage is being assessed, local management and support staff have taken all necessary steps to ensure that the situation is contained. The fire was brought under control and extinguished within minutes of the unfortunate incident. In spite of best efforts by the local management and company doctors we regret to inform you that there have been three fatalities. The injured have been safely evacuated for onward medical treatment.

A thorough investigation has been ordered and is underway to establish the exact cause of this unfortunate incident. The rest of the Nagothane complex is continuing with normal operations.

Reliance Industries Limited
MUMBAI

END